                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13D/A

                                (AMENDMENT NO. 10)

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                               ENERGY FOCUS, INC.

                                (Name of Issuer)

                         COMMON STOCK, PAR VALUE $0.0001

                         (Title of Class of Securities)

                                    29268T102

                                 (CUSIP Number)

                               JOSEPH P. BARTLETT
        THE LAW OFFICES OF JOSEPH P. BARTLETT, A PROFESSIONAL CORPORATION
                             17050 SUNSET BLVD., # D
                           PACIFIC PALISADES, CA 90272
                                 (310) 584-1234

   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                               and Communications)

                                FEBRUARY 25, 2010
             (Date of Event which Requires Filing of this Statement)

If the reporting person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box / /.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 29268T102


--------------------------------------------------------------------------------
1.   Name of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).

     David Gelbaum, Trustee, The Quercus Trust
--------------------------------------------------------------------------------
2.   Check the Appropriate Box If a Member of a Group (See Instructions)
     (a)  [X]
     (b)  [_]
--------------------------------------------------------------------------------
3.   SEC Use Only

--------------------------------------------------------------------------------
4.   Source of Funds (See Instructions)
     PF
--------------------------------------------------------------------------------
5.   Check If Disclosure of Legal Proceedings Is Required Pursuant to
     Items 2(d) or 2(e)                                             [_]

--------------------------------------------------------------------------------
6.   Citizenship or Place of Organization
     U.S.
--------------------------------------------------------------------------------
               7.   Sole Voting Power
  NUMBER OF         -0-
   SHARES      -----------------------------------------------------------------
BENEFICIALLY   8.   Shared Voting Power
 OWNED BY           4,654,143(1)
    EACH       -----------------------------------------------------------------
  REPORTING    9.   Sole Dispositive Power
   PERSON           -0-
    WITH       -----------------------------------------------------------------
               10.  Shared Dispositive Power
                    4,654,143(1)
--------------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person
     4,654,143(1)
--------------------------------------------------------------------------------
12.  Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions)                                               [_]
--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11)
     21.9%(1)
--------------------------------------------------------------------------------
14.  Type of Reporting Person (See Instructions)
     IN
--------------------------------------------------------------------------------

________________
(1) Calculated in accordance with Rule 13D.

CUSIP No. 29268T102


--------------------------------------------------------------------------------
1.   Name of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).

     Monica Chavez Gelbaum, Trustee, The Quercus Trust
--------------------------------------------------------------------------------
2.   Check the Appropriate Box If a Member of a Group (See Instructions)
     (a)  [X]
     (b)  [_]
--------------------------------------------------------------------------------
3.   SEC Use Only

--------------------------------------------------------------------------------
4.   Source of Funds (See Instructions)
     PF
--------------------------------------------------------------------------------
5.   Check If Disclosure of Legal Proceedings Is Required Pursuant to
     Items 2(d) or 2(e)                                             [_]

--------------------------------------------------------------------------------
6.   Citizenship or Place of Organization
     U.S.
--------------------------------------------------------------------------------
               7.   Sole Voting Power
  NUMBER OF         -0-
   SHARES      -----------------------------------------------------------------
BENEFICIALLY   8.   Shared Voting Power
 OWNED BY           4,654,143(1)
    EACH       -----------------------------------------------------------------
  REPORTING    9.   Sole Dispositive Power
   PERSON           -0-
    WITH       -----------------------------------------------------------------
               10.  Shared Dispositive Power
                    4,654,143(1)
--------------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person
     4,654,143(1)
--------------------------------------------------------------------------------
12.  Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions)                                               [_]
--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11)
     21.9%(1)
--------------------------------------------------------------------------------
14.  Type of Reporting Person (See Instructions)
     IN
--------------------------------------------------------------------------------

________________
(1) Calculated in accordance with Rule 13D.

CUSIP No. 29268T102


--------------------------------------------------------------------------------
1.   Name of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).

     The Quercus Trust
--------------------------------------------------------------------------------
2.   Check the Appropriate Box If a Member of a Group (See Instructions)
     (a)  [X]
     (b)  [_]
--------------------------------------------------------------------------------
3.   SEC Use Only

--------------------------------------------------------------------------------
4.   Source of Funds (See Instructions)
     PF
--------------------------------------------------------------------------------
5.   Check If Disclosure of Legal Proceedings Is Required Pursuant to
     Items 2(d) or 2(e)                                             [_]

--------------------------------------------------------------------------------
6.   Citizenship or Place of Organization
     U.S.
--------------------------------------------------------------------------------
               7.   Sole Voting Power
  NUMBER OF         -0-
   SHARES      -----------------------------------------------------------------
BENEFICIALLY   8.   Shared Voting Power
 OWNED BY           4,654,143(1)
    EACH       -----------------------------------------------------------------
  REPORTING    9.   Sole Dispositive Power
   PERSON           -0-
    WITH       -----------------------------------------------------------------
               10.  Shared Dispositive Power
                    4,654,143(1)
--------------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person
     4,654,143(1)
--------------------------------------------------------------------------------
12.  Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions)                                               [_]
--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11)
     21.9%(1)
--------------------------------------------------------------------------------
14.  Type of Reporting Person (See Instructions)
     OO
--------------------------------------------------------------------------------

________________
(1) Calculated in accordance with Rule 13D.

CUSIP No. 29268T102

Item 1.

         This Amendment No. 10 to Schedule 13D (this "Amendment No. 10") amends and restates, where indicated, the statement on Schedule 13D relating to the common stock, par value $0.0001 per share, of the Issuer ("Common Stock"), filed by The Quercus Trust, David Gelbaum and Monica Chavez Gelbaum (collectively, the "Reporting Persons") with the Securities and Exchange Commission (the "SEC") on August 31, 2007 and prior amendments thereto (collectively, the "Prior Schedules"). Capitalized terms used in this Amendment No. 10 but not otherwise defined herein have the meanings given to them in the Prior Schedules. Except as otherwise set forth herein, this Amendment No. 10 does not modify any of the information previously reported by the Reporting Persons in the Prior Schedules.

Item 4.  Purpose of Transaction

         David Gelbaum resigned from the Board of Directors of the Issuer (the "Board") effective as of February 25, 2010, and David Anthony, an affiliate of the Reporting Persons, was elected to fill the vacancy on the Board effective as of the same date. Concurrently, the Board appointed David Gelbaum, in replacement of David Anthony, as a nonvoting and uncompensated observer at meetings of the Board.

         Except as set forth herein, the Reporting Persons do not have any plans or proposals which would relate to or result in any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D. However, the Reporting Persons retain their right to modify their plans with respect to the transactions described in this Amendment No. 10, to vote, acquire or dispose of securities of the Issuer and to formulate plans and proposals which could result in the occurrence of any such events, subject to applicable laws and regulations.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

         Pursuant to the Power of Attorney filed as Exhibit "B" to Amendment No. 1 to Schedule 13D filed on August 24, 2007 with respect to the issuer Emcore Corp., David Gelbaum has been appointed as Monica Chavez Gelbaum's Attorney-In-Fact

Item 7.  Material to Be Filed as Exhibits

         Exhibit A:  Agreement Regarding Joint Filing of Amendment No. 10
                     to Schedule 13D

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CUSIP No. 29268T102


SIGNATURE

         After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct and agrees that this statement may be filed jointly with the other undersigned parties.


Dated: March 3, 2010      /s/ David Gelbaum
                          ------------------------------------------------------
                          David Gelbaum, Co-Trustee of The Quercus Trust


                          /s/ David Gelbaum, as Attorney-In-Fact for Monica Chavez Gelbaum
                          ------------------------------------------------------
                          Monica Chavez Gelbaum, Co-Trustee of The Quercus Trust


                          /s/ David Gelbaum
                          ------------------------------------------------------
                          The Quercus Trust, David Gelbaum, Co-Trustee of The Quercus Trust

CUSIP No. 29268T102


                                    EXHIBIT A

      AGREEMENT REGARDING JOINT FILING OF AMENDMENT NO. 10 TO SCHEDULE 13D



         The undersigned agree that the Amendment No. 10 to Schedule 13D with respect to the Common Stock of Energy Focus, Inc. is a joint filing being made on their behalf.



Dated: March 3, 2010      /s/ David Gelbaum
                          ------------------------------------------------------
                          David Gelbaum, Co-Trustee of The Quercus Trust


                          /s/ David Gelbaum, as Attorney-In-Fact for Monica Chavez Gelbaum
                          ------------------------------------------------------
                          Monica Chavez Gelbaum, Co-Trustee of The Quercus Trust


                          /s/ David Gelbaum
                          ------------------------------------------------------
                          The Quercus Trust, David Gelbaum, Co-Trustee of The Quercus Trust



                                       7